Exhibit 99.1

COGENT Realty Advisors, LLC
Valuation, Consultation, Due Diligence
Appraisal of
Tamarac Village Apartments
3300 South Tamarac Drive
Denver, CO 80231

March 16, 2011
Mr. Trent Johnson
Vice President
Concap Equities, Inc.
4582 S. Ulster St., Suite 1100
Denver, CO 80237

Re:	Appraisal of Tamarac Village Apartments 3300 South Tamarac Drive Denver, Colorado 80231
Dear Mr. Johnson:
Cogent Realty Advisors, LLC (“CRA”) has completed an appraisal of the above-referenced property as authorized by our February 11, 2011 engagement letter. The purpose of this assignment is to estimate the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing as of February 23, 2011, the date the property was inspected by the appraiser. The report has been prepared for Concap Equities, Inc. for client’s use in asset evaluation and financial reporting purposes.
Situated as noted above, the subject property consists of a 25.16-acre site improved with a 564-unit garden-style apartment complex containing 411,129 square feet of rentable area. Additional site improvements include a clubhouse with fitness center, basketball court and racquetball court, three swimming pools with surrounding patio/deck areas, three tennis courts, a playground, sand volleyball court, asphalt-paved driveways and surface parking areas with some covered parking stalls, concrete walkways and mature landscaping. The complex, locally known as the Tamarac Village Apartments, is classified as a Class B apartment community by local market standards. The property, originally developed in 1977, is operating at stabilized occupancy and is in average to good physical condition in comparison to substitute properties of similar age and characteristics. The subject property is more fully described, legally and physically, within the attached report.
Based on the analysis contained in the attached report, the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing, as of February 23, 2011, is:
THIRTY-NINE MILLION SIX HUNDRED THOUSAND DOLLARS
($39,600,000)
This letter must remain attached to the following report, which contains the pages found in the Table of Contents on Page i. Please also refer to the Basic Assumptions and Limiting Conditions section of the report that includes Extraordinary Conditions/Special Assumptions that were considered in the valuation of the subject property. The report was prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as set forth by the Appraisal Foundation and in accordance with the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute.
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.369.4388

Mr. Trent Johnson	March 16, 2011
Concap Equities, Inc.	Page 2
It has been a pleasure to be of service to you. Please do not hesitate to call with any questions you may have regarding our assumptions, observations or conclusions.
Respectfully submitted,
COGENT REALTY ADVISORS LLC

By:	Steven J. Goldberg, MAI, CCIM Managing Partner

Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page i
TABLE OF CONTENTS

Title Page
Letter of Transmittal
Table of Contents	i
Certificate of Appraisal	ii
Basic Assumptions and Limiting Conditions	iii
Subject Property Photographs & Maps	v
PREMISES OF THE APPRAISAL

Summary of Salient Facts and Conclusions	1
Property Identification	3
Sales History	3
Purpose and Scope of the Appraisal	3
Definition of Value	4
Property Rights Appraised	4
Intended Use and User of the Appraisal and Reporting	4
Exposure and Marketing Periods	4
PRESENTATION OF DATA

Regional and Area Analysis	6
Neighborhood Analysis	12
Site Analysis	15
Improvement Analysis	17
Real Estate Assessments and Taxes	21
MARKET ANALYSIS

Apartment Market Analysis	23
Market Rent Analysis	25
ANALYSIS OF DATA AND CONCLUSIONS

Highest and Best Use	34
Valuation Process	36
Income Capitalization Approach	38
Sales Comparison Approach	45
Reconciliation and Final Value Conclusion	52
ADDENDA
Additional Subject Property Photographs
Floor Plans
Improved Sales Photographs
Appraiser Qualifications
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CERTIFICATE OF APPRAISAL
I, Steven J. Goldberg, MAI, CCIM, certify that to the best of my knowledge and belief:
The statements of fact contained in this appraisal are true and correct.
The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and my personal, unbiased professional analyses, opinions, and conclusions.
I have no present or prospective interest in the property that is the subject property of this appraisal, and have no personal interest or bias with respect to the parties involved.
My compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event
My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation and the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.
Steven Goldberg, MAI made a personal inspection of the property that is the subject of this appraisal on February 23, 2011.
Eric S. Orme assisted in the preparation in this report by collecting and confirming market and factual data.
This appraisal was not prepared in conjunction with a request for a specific value or a value within a given range or predicated upon loan approval.
I have the knowledge and experience necessary to perform this appraisal assignment and have extensive experience in the appraisal of similar properties.
As of the date of this appraisal Steven J. Goldberg, MAI has completed the requirements under the continuing education program of the Appraisal Institute.
The use of this report is subject to the requirements of the Appraisal Institute relating to review its duly authorized representatives.
I have not appraised or provided other services relative to the subject property in the past three years.
The Colorado Board of Real Estate Appraisers has granted Steven J. Goldberg a Temporary Practice Permit to operate in the capacity of a Certified General Appraiser for the purpose of completing an appraisal of the subject property (Temporary Practice Permit #AT40041421).
COGENT REALTY ADVISORS LLC

By:	Steven J. Goldberg, MAI, CCIM Managing Partner
COGENT Realty Advisors, LLC

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BASIC ASSUMPTIONS AND LIMITING CONDITIONS
This appraisal report is subject to the following assumptions and limiting conditions:
1.	No responsibility is assumed for the legal description or for matters including legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.

2.	The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.

3.	Responsible ownership and competent property management are assumed.

4.	The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.

5.	All engineering is assumed to be correct. The plot plans and illustrative material in this report are included only to assist the reader in visualizing the property.

6.	It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

7.	It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined, and considered in the appraisal report.

8.	It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless nonconformity has been stated, defined, and considered in the appraisal report.

9.	It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

10.	It is assumed that the utilization of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

11.	The distribution, if any, of the total valuation in this report between land and improvements applies only under the stated program of utilization. The separate allocations for land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

12.	Unless otherwise stated, possession of this report, or a copy thereof, does not carry with it the right of publication.

13.	The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

14.	Unless otherwise stated, neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.
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15.	Unless otherwise stated in this report, the existence of hazardous substances, including without limitation asbestos, polychlorinated biphenyls, petroleum leakage, or agricultural chemicals, which may or may not be present on the property, or other environmental conditions, were not called to the attention of nor did the appraiser become aware of such during the appraiser’s inspection. The appraiser has no knowledge of the existence of such materials on or in the property unless otherwise stated. The appraiser, however, is not qualified to test such substances or conditions. If the presence of such substances, such as asbestos, urea formaldehyde foam insulation, or other hazardous substances or environmental conditions, may affect the value of the property, the value is predicated on the assumption that there is no such condition on or in the property or in such proximity thereto that it would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

16.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The appraiser has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, he did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.

17.	Former personal property items such as kitchen and bathroom appliances are now either permanently affixed to the real estate or are implicitly part of the real estate in that tenants expect the use of such items in exchange for rent and never gain any of the rights of ownership. Furthermore, the intention of the owners is not to remove the articles which are required under the implied or express Warranty of Habitability. The accounting for the short-lived nature of such items is reflected in a reserves for replacement expense category.
EXTRAORDINARY ASSUMPTIONS/SPECIAL CONDITIONS
1.	We have not been provided with a current survey, architectural plans or other specifications for the subject property. Therefore, we have relied upon data obtained from public records, our cursory inspection of the property and client provided rent roll data and floor plans for the purpose of estimating the site and building size and other details pertaining to the existing improvements.

2.	Our inspection of the property comprised an overview of the exterior common areas as well as the interior of a random sampling of individual units. Our analysis is conditioned upon the assumption that the units not inspected are representative of similar condition and layout as the inspected units.

3.	The scope of our inspection of the subject property is limited to a cursory overview for valuation purposes only. All electrical, plumbing, mechanical and structural systems are assumed to be in proper working order. An inspection by a licensed contractor and/or engineer is recommended for further detailed information regarding the condition of the subject property.
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SUBJECT PROPERTY PHOTOGRAPHS
View of typical building

Interior view of typical unit — renovated kitchen
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REGIONAL MAP

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NEIGHBORHOOD MAP

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SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Date of Value	February 23, 2011

Date of Inspection	February 23, 2011

Property Name	Tamarac Village Apartments

Property Address	3300 South Tamarac Drive Denver, Colorado 80231

Property Location	The subject property is located along the east side of South Tamarac Road between East Eastman Avenue and East Girard Avenue. This places the subject in the southern portion of the Denver MSA in Central Colorado, approximately 9 miles south of the Denver Central Business District.

Purpose and Use	Estimate the Market Value of the Fee Simple Interest in the subject property as of February 23, 2011, free and clear of mortgage financing. The appraisal was prepared for Concap Equities, Inc. to provide a valuation of the property for client’s use in asset evaluation and financial reporting purposes.

Site Size	Irregular shaped site that contains a total of 25.16± acres

Zoning	R-3 by the city of Denver

Improvements	The subject property consists of a 25.16-acre site improved with a 564-unit garden-style apartment complex containing 411,129 square feet of rentable area. Additional site improvements include a clubhouse with fitness center, basketball court and racquetball court, three swimming pools with surrounding patio/deck areas, three tennis courts, a playground, sand volleyball court, asphalt-paved driveways and surface parking areas with some covered parking stalls, concrete walkways and mature landscaping. The complex, locally known as the Tamarac Village Apartments, is classified as a Class B apartment community by local market standards. The property, originally developed in 1977, is operating at stabilized occupancy and is in average to good physical condition in comparison to substitute properties of similar age and characteristics.

Tax Identification	0633300097000, 0633300098000, and 0633300099000 (Denver County Property Assessor’s Office)

Total 2010 Assessed Value	$30,999,900

Highest and Best Use As If Vacant As Improved	Eventual multifamily development Continued use of the existing improvements
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VALUATION INDICATIONS

Income Capitalization
Stabilized NOI	$2,475,227
Cap Rate	6.25%
Capitalized Value	$39,600,000
Value per Unit	$70,213
Value per Sq Ft	$96.32

Sales Comparison	$39,500,000
Value per Unit	$70,000
Value per Sq Ft	$96.08

Cost Approach	N/A

APPRAISED VALUE	$39,600,000
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PREMISES OF THE APPRAISAL

Identification	The subject property consists of a 25.16±-acre site improved with a 564-unit apartment complex known as Tamarac Village Apartments.

The physical address of the property is 3300 South Tamarac Drive, Denver, Denver County, Colorado.

The subject property is identified by the Denver County Property Assessor as Tax Parcel Identification Number 0633300097000, 0633300098000, and 0633300099000.

Sales History of the Subject Property	According to public records, ownership of the subject property is vested in Tamarac Village LLC. There was a deed transfer in 2009 to modify the partnership structure in conjunction with a refinance which was not an arms length conveyance. No arms length transfers were noted in the three year period prior to the effective date of value. It is our understanding that the subject property is not being listed for sale and we are not aware of any contracts of sale pending as of the date this report was prepared.

Purpose and Scope of the Appraisal	The purpose of the appraisal is to estimate the market value of the subject property free and clear of mortgage financing as of the date of value. It is the intent of the appraisers that the analysis, opinions and conclusions of this report be considered an unbiased, objective investigation performed by a disinterested third party with complete objectivity as to the outcome of the analysis.

According to the Appraisal Institute’s Code of Professional Ethics and Uniform Standards of Professional Appraisal Practice, the scope of the appraisal is cited as “the extent of the process of collecting, confirming, and reporting data” included in an appraisal report. All appropriate data deemed pertinent to the solution of the appraisal problem has been collected and confirmed. In our appraisal of the subject property, we have:

1. Inspected the subject property and its environs.

2. Reviewed demographic and other socioeconomic trends pertaining to the city and region.

3. Examined regional apartment market conditions, with special emphasis on the subject property’s apartment submarket.

4. Investigated lease and sale transactions involving comparable properties in the influencing market.

5.   Reviewed the existing rent roll and discussed the leasing status with the building manager and leasing agent. In addition, we have reviewed the subject property’s recent operating history and those of competing properties.

6. Utilized appropriate appraisal methodology to derive estimates of value.

7. Reconciled the estimates of value into a single value conclusion.
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Definition of Market Value	Market Value is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, Fourth Edition, Chicago, Illinois, Appraisal Institute, 2002, as:

The most probable price which a specified interest in real property is likely to bring under all of the following conditions:

1. Consummation of a sale occurs as of a specified date.

2. An open and competitive market exists for the property interest appraised.

3. The buyer and seller are each acting prudently and knowledgably.

4. The price is not affected by undue stimulus.

5. The buyer and seller are typically motivated.

6. Both parties are acting in what they consider their best interest.

7. Marketing efforts were adequate and a reasonable time was allowed for exposure in the open market.

8. Payment was made in cash, in U.S. dollars or in terms of financial arrangements comparable thereto.

9. The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Property Rights Appraised	Fee Simple Estate. A Fee Simple Estate is defined in The Dictionary of Real Estate Appraisal, Fourth Edition, Chicago, Illinois, Appraisal Institute, 2002, as:

“Absolute ownership unencumbered by any other interest or estate, subject only to the limitations of the four powers of government (eminent domain, escheat, police power and taxation)”.

Intended Use and Intended User	The intended user of this report is Concap Equities, Inc., the general partner of the entity that owns the subject property. It is understood that this appraisal will be utilized by the intended user as an aid in asset evaluation and financial reporting. All others reading or relying on this appraisal report are considered unintended users of this appraisal. The appraisal cannot be used for any other reason than that stated above. Should anyone other than the client read or rely on this report, no fiduciary obligation is owed by the appraisers to that party. The appraisers are not responsible for unauthorized use of this report.

This appraisal has been prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation as well as the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute. The presentation of data and results of our analysis are presented in a Self-contained Report format as set forth under Standards Rule 2-2 of the USPAP.

Exposure Period	According to the previously stated definition of Market Value, the property must be allowed a reasonable time to be exposed in the open
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market to achieve the appraised value. Exposure is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, as:

• The time a property remains on the market.

•     The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market. Exposure time is always presumed to occur prior to the effective date of the appraisal. The overall concept of reasonable exposure encompasses not only adequate, sufficient and reasonable time but also adequate, sufficient and reasonable effort. Exposure time is different for various types of real estate and value ranges and under various market conditions.

Review of transfer records suggests that there is an active investor market for good quality apartment properties. Although marketing times increased over the past couple of years as a result of economic conditions, market fundamentals for apartment properties and overall economic conditions have begun to improve over the past few quarters resulting in an increase in investor demand, transaction activity and resulting decline in marketing times for most types of good quality commercial real estate investments.

We believe that if the subject property were exposed to the market for a reasonable period of time prior to the effective date of this appraisal, which we consider to be a period of up to 12 months, the subject property would transfer at an appropriate price, that is to say, the appraised value. Support for this exposure period is provided by the Korpacz Real Estate Investor Survey Fourth Quarter 2010, which indicates that marketing times for apartment properties in the national market range from 0 to 18 months. The average marketing time equates to 6.29 months, down from 8.86 months reported one year ago. This marketing period is supported by data in the local market.

We acknowledge that in appraising the property to sell after the aforementioned exposure period, we must place most emphasis on the buyer’s expectations and yield requirements. The value conclusion rendered for the property through implementation of the Income Capitalization Approach has been accorded most significance as this technique most closely emulates buyer’s expectations and yield requirements. The market value estimate concluded herein assumes an exposure and marketing period of up to 12 months has occurred.
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REGIONAL AND AREA ANALYSIS

Introduction	Real estate values reflect the influence of four primary forces that motivate human activity; social trends, economic conditions, governmental policies and environmental factors. The purpose of the city data synopsis is to describe and analyze the area within which the interactions of the four major forces influence properties similar to the subject. This section will further analyze past trends for insight into possible future trends affecting the value of real estate.

The subject property is located within the Denver Metropolitan Statistical Area (MSA). Denver is located along the eastern edge of the Rocky Mountains and is the capital of the state of Colorado. At an elevation of 5,280 feet above sea level, Denver is often referred to as “The Mile High City”.

The Denver MSA consists of ten counties and is the nation’s 17th largest metropolitan area. The CBSA accounts for 61.7% of the state population of 3.9+ million people. The region experienced significant population growth in the late 1970s and early 1980s. Growth tapered off in the late 1980s, but accelerated in the 1990’s with the CBSA experiencing a 30.8% increase in population from 1990 to 2000. From 2000 through 2009 the MSA recorded growth of 17.93%.

Relevant socioeconomic characteristics of the area include the following: population, income, employment, transportation, and quality of life issues.

Population	Colorado’s increasing employment numbers, retail sales and the recovering rate of personal income growth are being seen as the primary reasons for the state’s comeback in population growth. The following table summarizes the MSA’s population by County.
DENVER-AURORA CORE BASED STATISTICAL AREA

County	2010 Pop	2000 Pop	% CHG
City and County of Denver	632,429	554,636	14.03%
Arapahoe County	561,890	487967	15.15%
Jefferson County	534,949	527056	1.50%
Adams County	439,176	363857	20.70%
Douglas County	289,295	175766	64.59%
City and County of Broomfield	57,987	0	NA
Elbert County	22,684	19,872	14.15%
Park County	17,581	14,523	21.06%
Clear Creek County	9,016	9,322	-3.28%
Gilpin County	5,165	4,757	8.58%

Economy	Denver’s key economic strength is its diversity. The area is not dependent on any single sector, but has a strong base of businesses in a variety of high-tech and traditional industries. It has become a hub for
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telecommunications and transportation. Denver is home to Qwest Communications International and Level 3 Communications. AT&T and Verizon Wireless also have major facilities in the city.

In terms of transportation, Denver International Airport (DIA) is among the busiest in the world. British Airways offers daily non-stop service to London, while Lufthansa offers daily non-stop services to Frankfurt. Additional international non-stops are being aggressively pursued. Denver serves as a key distribution center for the growing Rocky Mountain Region. An excellent system of highway and rail transportation supports this function.

Denver’s economy has a diverse manufacturing base, especially in high-tech durable goods. Electrical and non-electrical machinery and instruments are the largest employers, primarily in computers, peripherals and other high-tech equipment. The largest employers are summarized below:

LARGEST PRIVATE EMPLOYERS

Company	Product/Service	Employees
HealthONE	Healthcare	9,180
Lockheed Martin Corporation	Aerospace & Defense-Related Systems	8,200
Qwest Communications	Telecommunications	7,500
Exempla Healthcare	Healthcare	6,230
Centura Health	Healthcare	5,830
Kaiser Permanente	Healthcare	5,570
Denver Health	Healthcare	5,100
United Airlines	Airline	5,000
IBM Corp.	Computer Systems and Services	4,300
Frontier Airlines	Airline	4,220
DISH Network	Satellite TV & Equipment	4,150
United Parcel Service	Parcel Delivery	4,000
University of Denver	University	4,000
Children’s Hospital	Healthcare	3,850
University of Colorado Hospital	Healthcare, Research	3,800
Wells Fargo Bank	Financial Services	3,800
Comcast Corporation	Telecommunications	3,500
Ball Corp.	Aerospace, Containers	3,400
Sun Microsystems Inc.	Network Computer Systems	3,200
MillerCoors Brewing Company	Beverages	2,900
Note: Largest private employers do not include retail companies or public/governmental companies or organizations.
Source: Compiled from various business lists and resources by Development Research Partners.

The city’s largest employment base is in the multi-faceted “services” sector. Business services are the fastest growing sub-sector, along with professional services, including legal, engineering, and architecture. Denver is also a regional medical center, serving neighboring states as well as its own population. Agriculture and mining, once the economic strongholds in Colorado and the Denver area, represent a decreasing share of the city’s total output. Nevertheless, technological advances have increased productivity in these sectors, and they continue to play an important role in the city’s economy.

Finally, tourism, though not easily identifiable as a separate economic sector, is an important industry in Denver and Colorado. Visitors are
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drawn to Colorado year round, but primarily for the world-class skiing in the winter months, and for the myriad of recreational activities and breathtaking scenery in the summer months.

The region has a highly educated labor force. About 81% of those over 25 have completed four years of high school and 30.5% have completed four or more years of college. In these categories, Denver falls within the top three cities nationally. The Denver-Aurora CBSA has a median household effective buying income of $68,140, which is 27% higher than the national average of $53,679.

Denver is a major hub for business and industry in the growing Rocky Mountain region. This can be attributed to its exceptional quality of life, and its ideal location. The city’s employment base is stronger than the national average in construction, transportation, communications, utilities, finance, and services, notably telecommunications, software development and other business services.

Denver has a highly educated, technically savvy workforce, contributing to its strong position in the advanced technology and service industries of the future. Denver has a strong base of growing firms in high-growth, high-tech fields. Most of the net new jobs created are in small and medium-sized firms with less than 250 employees. The following is a breakdown of the Denver MSA’s average annual employment by major industry sector from 2004 through July 2010.
DENVER MSA LABOR FOCRE DATA (In Thousands)

	2004	2005	2006	2007	2008	2009	Jul-2010*
Civilian Labor Force	1,303,498	1,326,888	1,354,628	1,374,946	1,399,023	1,381,287	1,377,184
Employment	1,227,146	1,257,239	1,294,261	1,320,556	1,329,627	1,271,849	1,265,517
Unemployment	76,352	69,649	60,367	54,390	69,396	109,438	112,737
Unemployment Rate	5.9%	5.2%	4.5%	4.0%	5.0%	7.9%	8.2%
Nonfarm Wage and Salary Employment
Total	1,167,300	1,190,100	1,215,100	1,241,200	1,253,100	1,198,500	1,188,700
Nat. Resources/Mining/ Construction	85,700	90,200	94,400	92,900	91,500	76,600	72,600
Manufacturing	71,800	72,200	72,200	71,500	69,900	63,000	59,200
Transportation & Public Utilities	232,600	236,700	239,200	244,400	244,800	230,600	226,200
Information	51,400	48,200	47,600	48,000	48,400	46,300	44,700
Financial Activities	98,000	99,700	100,600	99,600	97,100	92,500	91,000
Prof. And Business Services	185,100	192,400	200,000	211,500	215,300	202,200	202,100
Education and Health Service	116,400	119,400	123,100	128,000	133,700	137,700	142,300
Leisure & Hospitality	118,100	121,500	125,300	128,500	130,300	125,900	133,100
Other Services	45,000	45,300	46,300	47,100	48,400	47,600	48,200
Government	163,300	164,500	166,500	169,600	173,800	176,200	169,300

Non-farm wage & salary employment increased by 3.49% from 2003 through 2009. Certain sectors, such as Professional and Business Services, Education and Health Services and Leisure & Hospitality Services have exhibited significant growth, while the Manufacturing and Information sectors, have seen downsizing.

Through July 2010, Total Non-farm employment shrank by 9,800, or 0.8%. All industry sectors except Education & Health Services, Leisure
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& Hospitality and Other Services reflected job losses during this period. As of July 2010, the unemployment rate for the Denver MSA was 8.2%, unchanged from the January 2010 level. Meanwhile, the unemployment rate for the State of Colorado was 8.0% and the unemployment rate for the U.S. was 9.7%.

Denver has experienced a largely jobless recovery to date, with net job creation still lagging growth in overall economic activity. Although a rebound in professional and business services and steady hiring in education and health have boosted employment in private services, these gains have been largely offset by continued weakness in manufacturing and construction and, more recently, a contraction of federal and local government payrolls.

Indications of an accelerating pace of economic activity suggest that the conditions exist for stronger job creation. Higher levels of production and new orders caused the local Denver Purchasing Managers’ Index, a leading indicator, to shoot up to 69.6 in October from 54 in September. October was also the busiest month in Denver International Airport’s 15-year history, thanks to a 9% year-over-year increase in passengers and cargo.

Employment growth in 2011 will continue to be strongest in white-collar occupations, such as professional and business services, health and education. Denver has been successful in attracting a number of new health-related businesses to the area, including the large Fortune-500 kidney-care provider DaVita, Inc. The company has already created nearly 200 jobs since deciding to relocate its corporate headquarters to Denver, and hiring is expected to continue once construction of its new headquarters building in downtown Denver is completed in 2012.

Financial services, traditionally an important employer of the Denver workforce, will display continued weakness through most of 2011, however, and information employment will add jobs only gradually.

Transportation	Denver’s location in the central portion of the United States makes the area a natural transportation hub for interstate highway transport. As the largest city in the Rocky Mountain West, it is a stopover point for cross-country freight shipments. Two major interstate highways, Interstate 70 and Interstate 25, and six major rail lines intersect in Denver. These highways and rail lines have attracted a significant number of distribution and warehouse facilities along their paths. The convergence of I-25, a major north-south interstate, and I-70 and I-76, major east-west interstates, makes Denver and Colorado’s front range a transportation hub.

The area has one of the highest rates of cars per capita of any city in the United States. To help alleviate current traffic congestion, a limited access beltway to loop around the entire metropolitan area is underway. The Southwest Loop (C-470), the Eastern Beltway (E-470) and the
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Northwest Parkway are now completed, and the western portion is still in the planning stage.

The Regional Transportation District (RTD) is the largest provider of mass transit. It serves 41 cities and towns in six counties, and has a service area of approximately 2,406 square-miles in the Denver-metro area. There are now nearly 200 separate routes regularly served by RTD. Over the years, RTD has completed several projects to address Metro-Denver’s long-range needs for mass transit. The following is a list of some of the more prominent projects undertaken by RTD in recent years:

•     The completion of a two-lane Downtown Expressway that runs through the most heavily traveled artery of Denver’s transportation system, I-25. The lanes are reserved for “High Occupancy Vehicles” (HOV), and run from Highway 36 (Boulder Turnpike) to downtown Denver. The flow of traffic is reversible, running from north to south in the morning hours for those commuting into downtown, and reversing to run south to north in the afternoon for the commute home.

• The completion of the first phase of a 5.3 mile light-rail train line that runs through central Denver. In July of 2000, an 8.3 mile extension to Littleton was completed.

•     Express bus service (the SkyRide) is available to Denver International Airport. The implementation of this service has proven to be an enormous convenience to airport goers and has reduced the number of vehicles on Pena Boulevard, the main thoroughfare leading to DIA. RTD is now researching the feasibility of operating an “airport train” from downtown Denver’s Union Station to provide yet another alternative form of transportation to the metro area’s #1 traffic destination.

The Denver International Airport is located in the northeast quadrant of the metro area, approximately 25 miles from the central business district. Phase 1 of the airport includes five 12,000 foot runways and one commuter runway. Upon full build-out (as needed), this new facility would be the world’s largest airport with 12 runways and the capability of handling 110 million passengers a year. Airlines currently serving the Denver area from the new airport include United, American, Delta, Continental, Frontier, and Southwest.

Colorado has an extensive rail system serving Denver and the entire state. The Class-One rail lines are operated by Burlington Northern/Santa Fe Railroad and Union Pacific/Southern Pacific Railroad. Intermodal train/truck transfer facilities are located in the Denver metro area to efficiently move goods to their ultimate destinations without reloading from one form of transportation to another. Burlington Northern recently opened a “team track” facility in Commerce City (Denver metro). The
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four-acre site is fully graded to accommodate heavy loads. It provides shippers or receivers a place to load or unload cars without having to invest in their own private industrial siding.

Denver is well served by many motor carriers. Most of the nation’s major carriers have facilities in the city. They provide service to all major metropolitan areas located throughout the state. Denver’s central location and interstate highway system have made the Front Range a growing distribution point for many wholesalers and retailers.

Real Estate	Housing demand is expected to continue to strengthen, but Denver is unlikely to see a true bottom in the market for another year, as the significant drag from foreclosure inventory will continue to weigh on prices. The worst of the foreclosure crisis appears to have peaked, however: Over the year through November, new foreclosure filings in 2010 were about 12% below the same period in 2009. Foreclosure sales rose by about 11% over the same period, however, lowering outstanding inventories.

Although home prices will continue to display weakness, conditions in the local residential real estate market remain better than in many areas of the West. Peak to trough, Denver’s housing prices fell by less than the national average, and they have rebounded faster since. In the past three months, housing starts and construction employment have both begun trending upward, albeit gradually.

Conclusion	Weaker than average job growth since the beginning of the national recovery has hampered Denver’s recovery. This trend is expected to reverse in 2011 and 2012, however, with many of the cyclical tech and manufacturing industries experiencing a delayed recovery. Longer term, Denver is expected to be an above-average performer in terms of economic growth.
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NEIGHBORHOOD ANALYSIS

The Appraisal of Real Estate defines a neighborhood as “a group of complimentary land uses". A neighborhood should be distinguished from a district, which is defined as “a type of neighborhood that is characterized by homogenous land use". A neighborhood will contain land uses complimentary to one another. For example, predominantly residential neighborhoods typically contain some commercial properties that provide services for local residents. The boundaries of a neighborhood can be physical such as a lake, stream or major highway or they may be less easily discernible such as changes in prevailing land use or occupant characteristics.

Location	The subject is located along the east side of South Tamarac Road between East Eastman Avenue and East Girard Avenue. This places the subject in the southern portion of the Denver MSA in Central Colorado, approximately 9 miles south of the Denver Central Business District.

The subject’s neighborhood may be defined as the land area within the boundaries of Colorado Boulevard to the west, Alameda Avenue to the north, Havana Street to the east and Hampton Avenue to the south. The land uses within the defined neighborhood are complementary and best characterized as an established and mature residential district with supporting retail and commercial uses. The subject property is situated in the far southern sector of the defined neighborhood boundaries.

Land uses	The subject neighborhood is primarily a residential area with supporting commercial and retail uses. The neighborhood includes a Kmart and several shopping centers along Evans Road and Monaco Parkway near the center of the neighborhood. There are also several other grocery anchored centers and smaller retail centers located throughout the neighborhood along the major thoroughfares. The proximity of IH-25 (approximately 1 mile west of the subject) provides ease of access to employment districts and other areas within metro Denver and.

The frontage along Hampden Avenue is heavily developed with commercial uses west of S. Tamarac. At the northwest corner of Hampden and S. Tamarac is the Tamarac Square Shopping Center, an enclosed mall that has been vacated in advance of redevelopment with outdoor retail. The redevelopment has been delayed and timing is not known for certain at this time. Land uses are less intensive along Hampden to the east of S. Tamarac, consisting of a mixture of multifamily residential and light commercial developments. The area immediately surrounding the subject consists primarily of single-family and similar multi-family uses to the north, south and east and commercial uses to the west.

Access	The subject neighborhood has an evolving roadway network arranged in a near grid pattern. The major east-west thoroughfares are Hampden Avenue, Alameda Avenue, and Evans Avenue. Each is a four-to-six lane thoroughfare which provides access to IH-25 to the west of the subject.
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The primary north-south artery is IH-25, which passes through the western portion of the neighborhood and provides access to the Denver CBD to the north, and the Denver Tech Center to the south. Secondary north-south arteries include Colorado Boulevard, Monaco Parkway, Quebec Street, Parker Road and Havana Street. These arteries also provide access to the Denver CBD and the Denver Tech Center.

Local public transportation is provided by the metro area Rapid Transportation District (primarily consisting of bus service). Access to employment centers throughout the city is easily accommodated by area residents due to the area’s proximity to local roadways and regional transportation routes. Overall access to and within the subject neighborhood is considered good.

Schools/ Services	the neighborhood is located within the Denver County School District. Community services in the neighborhood include police and fire protection provided by the City of Denver. All utility and municipal services are available in the neighborhood. Regional medical facilities are conveniently located throughout the Denver metropolitan area and easily accessible from the subject’s neighborhood.

The neighborhood is in close proximity to the Denver Tech Center area, a primary employment center which is located adjacent to IH-25 between Orchard Road and IH-225. The Denver Tech Center area is one of Denver’s largest concentrations of office buildings, housing numerous Fortune 500 companies. Employment in the Tech Center is reported to exceed 70,000. In addition, the area to the north of the neighborhood includes the Cherry Creek Business Center and the Denver Central Business District. The University of Denver is located just west of the neighborhood.

The primary employment sector is the services sector, due in no small part to the Denver Tech Center. Major employers in the area include:
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MAJOR AREA EMPLOYERS

U.S. West	Microsoft
Great Western Life	First Data Corporation
Lucent Technologies	Raytheon
Allstate Insurance Company	Re/Max International
Convergent Group	Telecommunications Inc.
Amerinet Financial Systems	Time Warner Telecom, LLC
Encore Media	Travelers Indemnity Company
Great West Life & Annuity	UHC Management Co.
Integrated Payment Systems	Galileo International, Inc.
Pacificare Health Plan	CH2M Hill
Primestar	Resources Trust Co.
Pulte Mortgage	Security Title Guaranty Co.

Conclusion	In summary, the subject neighborhood is a well located, stable and established mixed use area that offers good access to other parts of the metropolitan area. The neighborhood is adequately serviced by public utilities, services and community facilities. There appears to be no detrimental influences upon the neighborhood which would inhibit the income-producing capabilities of the subject property. The long-term prospects for the neighborhood and the subject property are positive.
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SITE ANALYSIS

Location	The physical address of the property is 3300 South Tamarac Drive, Denver, Colorado 80231. The subject is located the east side South Tamarac Road between East Eastman Avenue and East Girard Avenue. This places the subject in the southern portion of the Denver MSA in Central Colorado, approximately 9 miles south of the Denver Central Business District.

Site Area	The total land area equates to 25.16± acres, or approximately 1,095,969 square feet.

Street Frontage	The subject site is afforded with an adequate amount of frontage along the east side of South Tamarac Drive, the north side of East Girard Avenue and the south side of East Eastman Road.

Accessibility/Visibility	Ingress and egress to the property is good via the property’s primary access points along the east side of South Tamarac Drive, the north side of East Girard Avenue and the south side of East Eastman Road. The buildings are at street grade and visible to passing traffic.

Topography	The site is slightly rolling and on grade with the bounding streets and adjoining properties.

Shape	The parcel is irregular in shape. The size, shape, and configuration of the subject property provide a functional layout, which is similar to competitors.

Excess/Surplus Land	Traffic circulation throughout the property and an adequate number of parking spaces is provided on asphalt paved drives and surface lots. Building setbacks allow for landscaped buffers, similar to surrounding properties. There does not appear to be excess or surplus land.

Utilities	All customary municipal services and utility hookups are provided.

Soil Information	No adverse conditions were readily apparent.

Flood Information	The subject property is not situated in a Flood hazard area according to FEMA Map 0800460219G dated November 17, 2005.

Zoning	The subject site is currently zoned R-3, Residential by the City of Denver. The zoning designation is intended to accommodate multifamily development within an urban setting. Multifamily is the intended permitted use. The subject appears to be an allowed and conforming use with regard to zoning.
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Easements and Encroachments	Although we were not provided a current title report to review, we are not aware of any easements, encumbrances, or restrictions that would adversely affect the use of the site. A title search is recommended to determine whether any adverse conditions exist. We are not aware of any type of development moratorium that would affect the property.

No title report or survey showing the location of easements was provided in connection with this assignment. Thus, it is not possible to make a definitive conclusion regarding any potential impacts on value of the location of any such easements or encroachments. Visual observations of the site revealed no adverse easements or encroachments. It appears as though the site is encumbered by utility and access easements typical of a developed site. It is specifically assumed that any easements, restrictions or encroachments that might appear against the title would have no adverse impact on marketability or value.

Environmental	No readily observable adverse environmental site conditions were noted. No environmental reports were provided for review. The current improvements were originally constructed prior to 1978 and therefore may have components which contain lead based paint and/or asbestos. We have assumed for the purpose of this analysis that the value of the property is not negatively influenced by this factor. As we are not experts within this area, an inspection by properly licensed and or certified environmental consultant is recommended.

Improvements	There are 16 three and four story garden-style apartment buildings containing 564 dwelling units. Additional site improvements include a clubhouse with fitness center, basketball court and racquetball court, three swimming pools with surrounding patio/deck areas, three tennis courts, a playground, sand volleyball court, asphalt-paved driveways and surface parking areas with some covered parking stalls, concrete walkways and mature landscaping. See following section titled Improvement Analysis for additional details.

Conclusions	The site attributes are well suited for the existing development and use.
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IMPROVEMENT ANALYSIS

Year Built/Renovated	The subject property was originally constructed in 1977 as a garden-style apartment complex. The property appears to be adequately maintained and overall, is in average to good condition.

Layout & Configuration	The complex consists of a total of 564 apartment units within 16 three and four-story garden-style residential buildings. The buildings are accessed from a vestibule that provides interior access to individual apartments. The buildings are sited along internal drives that are integrated with the parking and landscape areas. The total net rentable area of the property equates to 411,129 square feet, which suggests an average unit size of 729 square feet.

Leasable Area/Unit Mix	The following chart summarizes the unit mix and sizes of the various floor plans at the subject property as indicated by a review of client provided rent roll data and floor plans.
UNIT MIX AND FLOOR AREAS

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent
Studio	20	450	9,000	$540	$1.20	$10,800
1 Bedroom/1 Bath	50	530	26,500	$620	$1.17	$31,000
1 Bedroom/1 Bath	118	560	66,080	$629	$1.12	$74,222
1 Bedroom/1 Bath	43	660	28,380	$639	$0.97	$27,477
2 Bedroom/1 Bath	111	700	77,700	$689	$0.98	$76,479
2 Bedroom/1 Bath	75	740	55,500	$699	$0.94	$52,425
2 Bedroom/1 Bath	11	900	9,900	$739	$0.82	$8,129
2 Bedroom/2 Bath	15	950	14,250	$778	$0.82	$11,670
2 Bedroom/2 Bath	24	1,016	24,384	$828	$0.81	$19,872
2 Bedroom/2 Bath	64	1,020	65,280	$819	$0.80	$52,416
2 Bedroom/2 Bath	33	1,035	34,155	$848	$0.82	$27,984

Totals/Averages	564	729	411,129	$696	$0.95	$392,474

Source: Client provided rent roll data; compiled by CRA

The property contains 20 studio/efficiency units, 211 one-bedroom apartments, and 333 two-bedroom apartments. As of the date of inspection, on site management indicated a physical occupancy of 98%.

Floor Plans	As indicated; the property offers a variety of efficiency, one and two-bedroom floor plans, which is typical of the market. Each floor plan provides a living room off of an entry foyer, a dining room off the kitchen and bedroom(s) with ample access to the bath(s).

EXTERIOR
Structure	The foundations are reinforced concrete slabs, on grade. The building structure is wood.

Exteriors	Brick veneer exterior.

Floors	The floors are constructed of reinforced concrete slabs with carpet or vinyl covering. The ceiling height is approximately 8 feet.

Windows	Individual unit windows are single pane glass set in aluminum frames. Entry doors are metal set in metal frames. Sliding glass doors provide access to the porches or balconies.
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Roof	The buildings have a combination of pitched and flat roof decks. The pitched roofs are covered with composition shingles. The flat roofs are trimmed with composition shingle covered parapets or shingle covered mansards. Attic areas provide ventilation and are not readily accessible to tenants.

Elevators	Elevators are provided in many of the buildings.

INTERIOR FINISHES
Walls and Ceilings	Textured and painted drywall.

Flooring	Wall-to-wall carpeting throughout except for sheet vinyl in bathrooms, kitchens and unit entry areas.

Kitchens	Appliance package consisting of a refrigerator/freezer, electric range with oven, dishwasher and garbage disposal. Cabinets are painted or laminated wood.

Bathrooms	Shower/tub, toilet, vanity with sink and mirrored medicine cabinet.

MECHANICAL SYSTEMS
HVAC	Air is provided by individual electric through-wall systems. Heat is provided by gas furnaces. Tenants are responsible for their own utility charges. The system is similar to competing properties.

Electric Service	Adequate electric service is provided. Each apartment has a separate panel.

Plumbing	Apartment-grade plumbing systems are installed. Each unit is serviced by a central gas-fired water heater. Water and sewer charges are billed to tenants separately by the property based on a RUBS billing system.

Fire Protection	The property does not have fire sprinklers; however, there are hard wired smoke detectors. This is typical for this vintage property in the market.

Security	Deadbolts locks and door chains.

ANCILLARY AREAS
Storage Spaces	No additional storage lockers are provided.

Loading Facilities	Tenant moving occurs from the parking lot. The internal drives are accessible to moving vans.

Landscaping	Landscaping is adequate and consists of mature vegetation. Native trees and shrubs are plentiful throughout the common areas and between buildings.

Parking	The internal drives incorporate the surface parking lots. There appears to be an adequate number of parking spaces provided. The drives and parking lots are asphalt paved.
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Amenities	Amenities include perimeter fencing, swimming pool, playground, fitness center, tennis court, racquetball court, basketball court, volleyball court and clubhouse.

FF&E Personal Property	The subject property has office furnishings and equipment for the staff at the management/leasing office, furnishings and fitness equipment in the clubrooms and various chairs and tables for the pool decks. Kitchen appliances are also part of personal property. The FF&E are similar to competitive properties.

CONDITION/MAINTENANCE
Exterior	Average condition. Overall maintenance appears adequate.

Roof	Average to good condition. No roof leaks were reported. Flat roofs were reportedly resurfaced approximately two years ago.

Interiors	Average condition. Overall maintenance appears adequate.

Common Area Amenities	Average to good condition. Overall maintenance appears adequate.

Sidewalks & Paving	Average condition. Overall maintenance appears adequate. Patching areas of the parking lot. Paving resurfacing is budgeted for the current year.

Landscaping	Good condition. Overall maintenance appears adequate.

Environmental Conditions	No readily observable adverse conditions were noted during the site visit. However, the subject improvements were originally constructed prior to 1978 and therefore may comprise components that contain lead based paint and/or asbestos materials. We recommend that anyone desiring further information retain an appropriately licensed/trained/certified inspector.

ELEMENTS OF DEPRECIATION

Based on our field inspection, we note that some elements of depreciation are present at the subject property.

Physical Deterioration	The Denver County Property Appraiser records indicate that the subject improvements were originally constructed in 1977. The overall physical condition is average to good due as a result of on-going maintenance and an adequate level of repairs when needed.

Physical deterioration is primarily limited to general aging and normal wear and tear. According to Marshall Valuation Service, buildings similar to the subject property have an economic life of approximately 50 years. The actual average age of the property is estimated at 34 years. As a result of adequate maintenance and ongoing repairs, the effective age is estimated to be less than the actual age of the improvements. The effective age is estimated at approximately 30 years suggesting a remaining economic life of 20 years.
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Capital Improvements	A review of the subject operating statements and budget indicate that an adequate amount of capital expenditures are spent annually so as to maintain the habitability of the apartments. No extra-ordinary future expenditures were reported or observed to be required.

Functional Obsolescence	The subject property represents standard design, systems and floor plans consistent with traditional garden style apartment complexes. The property operates at rental rates and occupancy levels that are consistent with that of other similar properties within the influencing market, attesting to its functional adequacy and market acceptance. Considering these factors, no adjustment for functional obsolescence is required.

External Obsolescence	External obsolescence is a loss in value resulting from conditions that are present outside the subject property and is usually incurable. No site-specific external obsolescence was noted. Adjacent properties and nearby uses benefit the subject property.

Conclusions	The subject improvements are in average to good physical condition, have adequate functional utility, conform well to the general character of the neighborhood and are generally similar to competitors.
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REAL ESTATE ASSESSMENTS AND TAXES

Assessor’s Identification	The subject property is identified by the Denver County Property Appraiser by Tax Parcel Identification Numbers 0633300097000, 0633300098000, and 0633300099000.

Overview	Real property taxes are based on multiplying the “Assessment”, which is 29% of the “Fair Market Value” (FMV) as determined by the Denver County Property Appraiser, and the Tax Rate, which is determined by municipal, county administration, county school board budgets, several other taxing districts/authorities and also several bond issues.

Changes in property values, as determined by the assessor, do not necessarily result in a change in taxes. There are two parts of the Colorado constitution that govern taxes: the Gallagher Amendment and Amendment One (the TABOR Amendment). The Gallagher Amendment establishes assessed values by allocating the tax base between residential property (inclusive of multi-family) and commercial property by changing the residential equalization rate. The commercial and vacant land equalization rate must remain fixed at 29%. The residential equalization rate floats to maintain a constant ratio of total tax collections — 55% from commercial property taxes, and 45% from residential property taxes. Thus, if the total value of residential property increases faster than that of commercial property, as was the case in most Denver metropolitan counties over the past several years, the residential equalization rate must be lowered. This rate has trended downward in the past ten years.

Assessments	The subject’s total 2010 actual valuation is $30,999,900 and the current assessment equates to $2,467,590. The subject’s valuation is appropriately aligned with the assessments exhibited by similar properties within the vicinity.

Property Tax Abatement	The subject property does not participate in any property tax abatement programs.

Tax Rate	Tax rates have remained relatively stable reflecting modest declines over the past several years. This trend, however, is in part related to the general increases experienced on assessed values throughout the county. In light of recent declines in economic and market conditions, rates are expected to begin increasing as assessed values have begun to decline.

According to the subject’s combined taxing authorities in Denver County, the Year 2010 tax rate for the subject is $0.65591.

Non-Ad Valorem Assessments	None
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Real Estate Tax Projection	We have utilized the most current assessment and tax rate for purposes of calculating the tax liability in our valuation proforma.
PROJECT TAX ASSESSMENT

Total Value Assessment	$30,999,900
Tax Assessment	$2,467,590
Tax Rate	$0.066591
Total Ad Valorem Taxes	$164,319
Non Ad Valorem	$0

Total Taxes	$164,319
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APARTMENT MARKET ANALYSIS

Introduction	The following apartment market analysis is designed to provide the reader an understanding of the Denver area apartment market and the local submarket within which the subject property competes. The source of data available to the appraisers include Marcus & Millichap Research Services (Fourth Quarter 2010), and Cushman Wakefield’ Market Beat for Multi-Housing (Fourth Quarter 2010).

Local Market Overview	Overall market conditions in the Denver apartment sector performed well in 2010, with supply and demand relatively balanced, vacancy levels decreasing and rental rate moving higher. Increased demand and limited new supply drove vacancy down 2.2% to 5.5% during 2010. This is the second lowest level since 2007, and the third lowest level since 2001. Every metro-area county reported higher year over year occupancy.

Higher demand has lead to higher rental rates for all types of apartments with a 3.8% increase in 2010 or an average $908.77 per unit. In the subject market of Denver County, rental rates have increased 0.9% to an average of $910.73 per unit.

2010 absorption was twice a strong as 2009 with a reported positive absorption of 7,651 units. During 2010 only 498 units have been delivered to the market. At the end of 2010 there were 1,420 units in the Denver area currently under construction with 767 units due to be completed in 2011. Capital constraints continue limiting prospects for new construction. It is expected that demand will increase as the economy strengthens and put upward pressure on occupancy and rental rates.

The volume of investment sales in the Denver area in 2010 was still below average, with buyers and sellers reticent to reach agreement on market pricing. Sales of Class A properties dominated the market raising the average purchase price to approximately $110,000 per unit. Twenty three properties with 100 units or more were purchased during 2010 in the Denver area. Seven of those were distressed assets. Overall average capitalization rates have also dropped considerably from the 7% range in 2009 to the 6% range in 2010 as investors foresee improving market conditions.

Submarket Overviews	The subject is located within the Denver County submarket which is one of 6 submarket areas defined by the Cushman Wakefield report. The Denver County submarket reported a vacancy rate of 5.5%, as of the 4th Quarter 2010, up from 9.1% from one year ago. Effective rental rates in the subject market had been on an increasing trend over the past two years. The Denver County submarket reported an average effective rental rate of $910.73 per unit at the end of the 4th Quarter 2010, up 4.1% from the same period 2009. Demand for both Class A and Class B/C units have improved in Denver County over the past year, pushing down overall vacancy.
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Summary	Overall, the factors attributed to the performance of properties within the subject submarket as compared to others within the region include a stable supply of existing units with limited additional apartment projects on the near term horizon. Supply and demand factors indicate that in the short term, the apartment market is likely to reflect an increase in the net absorption of apartment units. This should have a positive impact on the subject. As a result, the subject market area is considered to be generally stable overall and that continued growth should reflect general population and economic trends within the market into the foreseeable future.
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MARKET RENT ANALYSIS

Subject Property Leasing	A February 2011 Rent Roll was provided for the subject. The asking rents are summarized in the following table. It should be noted that these rents are the average asking rents only and not the rents currently being paid.
SUBJECT CURRENT AVERAGE ASKING RENT SUMMARY

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent
Studio	20	450	9,000	$540	$1.20	$10,800
1 Bedroom/1 Bath	50	530	26,500	$620	$1.17	$31,000
1 Bedroom/1 Bath	118	560	66,080	$629	$1.12	$74,222
1 Bedroom/1 Bath	43	660	28,380	$639	$0.97	$27,477
2 Bedroom/1 Bath	111	700	77,700	$689	$0.98	$76,479
2 Bedroom/1 Bath	75	740	55,500	$699	$0.94	$52,425
2 Bedroom/1 Bath	11	900	9,900	$739	$0.82	$8,129
2 Bedroom/2 Bath	15	950	14,250	$778	$0.82	$11,670
2 Bedroom/2 Bath	24	1,016	24,384	$828	$0.81	$19,872
2 Bedroom/2 Bath	64	1,020	65,280	$819	$0.80	$52,416
2 Bedroom/2 Bath	33	1,035	34,155	$848	$0.82	$27,984

Totals/Averages	564	729	411,129	$696	$0.95	$392,474

Competitive Set	In order to determine the market rent for the subject’s apartment units, a survey of comparable apartment complexes considered most similar to the subject was conducted. The subject competes with a number of properties in the area. Due to the large size of the submarket, we included a representative sample of the competitive properties. All of the properties are in close proximity of the subject and define the range of property, unit types and rental rates available in the immediate area.

The information regarding the rent comparables was obtained through physical inspections and direct interviews of rental agents and property managers. The following map illustrates the location of the comparable properties in relation to the subject. Data sheets summarizing details of the subject and comparable properties follow the map.
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COMPARABLE RENTAL MAP

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SUBJECT PROPERTY	Tamarac Village 3300 South Tamarac Drive Denver, Colorado

Units	564

Year Built / Renovated	1977

Occupancy	98%

Amenities	Electric kitchen appliances, pantry, ceiling fans, walk-in closets, patio/balcony, fireplaces (select units) and mini-blinds. Complex amenities include clubhouse with fitness center, basketball court and racquetball court, laundry facility, sand volleyball court, playground, business center and pools (3).

Concessions	No specials are currently being offered

RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent
Studio	20	450	9,000	$540	$1.20	$10,800
1 Bedroom/1 Bath	50	530	26,500	$620	$1.17	$31,000
1 Bedroom/1 Bath	118	560	66,080	$629	$1.12	$74,222
1 Bedroom/1 Bath	43	660	28,380	$639	$0.97	$27,477
2 Bedroom/1 Bath	111	700	77,700	$689	$0.98	$76,479
2 Bedroom/1 Bath	75	740	55,500	$699	$0.94	$52,425
2 Bedroom/1 Bath	11	900	9,900	$739	$0.82	$8,129
2 Bedroom/2 Bath	15	950	14,250	$778	$0.82	$11,670
2 Bedroom/2 Bath	24	1,016	24,384	$828	$0.81	$19,872
2 Bedroom/2 Bath	64	1,020	65,280	$819	$0.80	$52,416
2 Bedroom/2 Bath	33	1,035	34,155	$848	$0.82	$27,984

Totals/Averages	564	729	411,129	$696	$0.95	$392,474
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Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 28

COMPARABLE RENTAL 1	Remington Place 8000 East Girard Denver, CO 80231

Units	119

Year Built / Renovated	1973

Occupancy	98%

Amenities	Electric kitchen appliances, walk-in closets, patio/balcony, ceiling fans and cable. Complex amenities include laundry facilities, billiards room, business center, some covered parking and fitness center.

Concessions	None reported

RENTAL DATA

Type	Size	Rent	Rent/SF
1 Bedroom/1 Bath	450	$500	$1.11
1 Bedroom/1 Bath	688	$600	$0.87
1 Bedroom/1 Bath	736	$630	$0.86
2 Bedroom/2 Bath	972	$770	$0.79
2 Bedroom/2 Bath	1,004	$800	$0.80

Comments	This comparable property is located just south of the subject property, across East Girard Avenue.
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Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 29

COMPARABLE RENTAL 2	The Glen 9600 East Girard Avenue Denver, CO 80231

Units	156

Year Built / Renovated	1976

Occupancy	98%

Amenities	Electric kitchen appliances, ceiling fans, walk-in closets, patio/balcony, fireplace, and mini-blinds. Complex amenities include clubhouse, pool, and laundry.

Concessions	One bedroom $250 off and two bedroom $350 off
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent
Studio	44	440	19,360	$510	$1.16	$22,440
1 Bedroom/1 Bath	74	660	48,840	$580	$0.88	$42,920
2 Bedroom/2 Bath	38	873	33,174	$690	$0.79	$26,220

Totals/Averages	156	650	101,374	$587	$0.90	$91,580

Comments	Property is located less than 3/4 mile east of the subject.
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Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 30

COMPARABLE RENTAL 3	Prescott Apartments 3150 South Tamarac Drive Denver, Colorado 80231

Units	125

Year Built	1977

Occupancy	99%

Amenities	Electric kitchen appliances, walk-in closets, patio/balcony, fireplaces (select units) and mini-blinds. Complex amenities include common laundry facilities, outdoor pool, business center, some covered parking, fitness center, and on site management.

Concessions	$200 and $300 move-in
RENTAL DATA

Type	Size	Total Area	Rent	Rent/SF
Studio	460	0	$550	$1.20
1 Bedroom/1 Bath	606	0	$615	$1.01
1 Bedroom/1 Bath	660	0	$695	$1.05
1 Bedroom/1 Bath	740	0	$710	$0.96
1 Bedroom/1 Bath	743	0	$750	$1.01
1 Bedroom/1 Bath	762	0	$760	$1.00
1 Bedroom/1 Bath	932	0	$800	$0.86
2 Bedroom/2 Bath	1,000	0	$875	$0.88
2 Bedroom/2 Bath	1,040	0	$910	$0.88
2 Bedroom/2 Bath	1,060	0	$950	$0.90
2 Bedroom/2 Bath	1,085	0	$985	$0.91
2 Bedroom/2 Bath	1,100	0	$1,020	$0.93

Comments	This comparable property is located just north of the subject property, across East Eastman Avenue.
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Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 31

COMPARABLE RENTAL 4	Hampden Heights 8405 East Hampden Avenue Denver, Colorado

Units	376

Year Built / Renovated	1974

Occupancy	98%

Amenities	Amenities include swimming pool, clubhouse, volleyball court, tennis court, playground and a fitness center.

Concessions	No specials are currently being offered
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent
Studio	80	425	34,000	$529	$1.24	$42,320
1 Bedroom/1 Bath	224	625	140,000	$629	$1.01	$140,896
2 Bedroom/2 Bath	72	825	59,400	$749	$0.91	$53,928

Totals/Averages	376	621	233,400	$631	$1.02	$237,144

Comments	This comparable property is located two blocks south of the subject property.
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Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 32

ANALYSIS	The comparable rental properties are all in the general vicinity of the subject property. The selected comparable properties were built between 1974 and 1979. The rental rates illustrated by the comparable properties provide an indication as to the appropriate market rent for the subject property.

Studio Unit	The subject property offers one studio/efficiency floor plan that contains 450 square feet. The quoted average rental rate for this unit is $540 per month, or $1.20 per square foot. The following chart outlines rental rates for similar sized one bedroom floor plans within the competing apartment properties.

STUDIO FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment
Subject	450	$540	$1.20	Subject

Remington Place	450	$500	$1.11	Similar
The Glen	440	$510	$1.16	Similar
Prescott	460	$550	$1.20	Similar
Hampden Heights	425	$529	$1.24	Similar

Subject Range	450	$540	$1.20
Comparable Range	425 - 460	$500 - $550	$1.11 - $1.24

The rent for the comparable studio floor plan ranges from $500 to $550 per unit per month or $1.11 to $1.24 per square foot. The subject average quoted rate falls well within the comparable range. Review of market data indicates that the subject’s quoted rent structure is market oriented.

One Bedroom Units	The subject property offers three (3) one bedroom floor plans which range in size from 530 to 660 square feet. The quoted average rental rates for these floor plans range from $620 to $639 per month, or $0.97 to $1.17 per square foot. The following chart outlines rental rates for similar sized one bedroom floor plans within the competing apartment properties.
ONE-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment
Subject	530	$620	$1.17	Subject
	560	$629	$1.12
	660	$639	$0.97

Remington Place	688	$600	$0.87	Similar
	736	$630	$0.86
The Glen	660	$580	$0.88	Similar
Prescott	606	$615	$1.01	Similar
	660	$695	$1.05
	743	$750	$1.01
Hampden Heights	625	$629	$1.01	Similar

Subject Range	530 - 660	$620 - $639	$0.97 - $1.17
Comparable Range	625 - 745	$580 - $695	$0.86 - $1.05

The rents for comparable one bedroom floor plans range from $580 to $750 per unit per month or $0.86 to $1.05. The subject’s monthly rents fall well within the range of rates quoted by the competitors but due to the smaller size of the subject’s 530 and 560 square foot units, the indicated rents per square foot fall above the comparable range. Review of market data and
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Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 33

recent leasing activity indicates that the subject’s quoted rent structure is market-oriented.

Two-Bedroom Units	The subject offers seven (7) two-bedroom floor plans that range in size from 700 to 1,035 square feet. The average rent for these units range from $689 to $848 per unit per month or $0.80 to $0.98 per square foot. The comparable two-bedroom units range in size from 825 to 940 square feet and have monthly asking rents ranging from $580 to $749 or $0.62 to $0.91 per square foot.
TWO-BEDROOM FLOOR PLANS

	Unit Size
	(SF)	Rent/Month	Rent/SF	Comment
Subject	700	$689	$0.98	Subject
	740	$699	$0.94
	900	$739	$0.82
	950	$778	$0.82
	1,016	$828	$0.81
	1,020	$819	$0.80
	1,035	$848	$0.82

Remington Place	972	$770	$0.79	Similar
	1,004	$800	$0.80
The Glen	873	$690	$0.79	Similar
Prescott	1,000	$875	$0.88	Similar
	1,040	$910	$0.88
	1,060	$950	$0.90
	1,085	$985	$0.91
	1,100	$1,020	$0.93
Hampden Heights	825	$749	$0.91	Similar

Subject Range	700 - 1,035	$689 - $848	$0.80 - $0.98
Comparable Range	825 - 1,100	$690 - $1,020	$0.79 - $0.93

The subject’s quoted rent structure falls within the range of rents commanded by comparable product in the market. It is noted that the average monthly rents for smallest two bedroom units at the subject, the 700 and 740 square foot floor plans, are aligned with the low end of the comparable range of rents due to variance in size between the subject and comparable floor plans. Conversely, the indicated rents per square foot for these floor plans are aligned above the comparable range. After adjusting for size variances, the subject’s quoted rent structure is deemed market oriented and processed for valuation purposes.

Conclusions	The subject is expected to continue to capture its fair share of the market at the indicated economic rates. The subject’s potential gross market rent is summarized in the following chart.
SUMMARY OF ECONOMIC RENT POTENTIAL

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent
Studio	20	450	9,000	$540	$1.20	$10,800
1 Bedroom/1 Bath	50	530	26,500	$620	$1.17	$31,000
1 Bedroom/1 Bath	118	560	66,080	$629	$1.12	$74,222
1 Bedroom/1 Bath	43	660	28,380	$639	$0.97	$27,477
2 Bedroom/1 Bath	111	700	77,700	$689	$0.98	$76,479
2 Bedroom/1 Bath	75	740	55,500	$699	$0.94	$52,425
2 Bedroom/1 Bath	11	900	9,900	$739	$0.82	$8,129
2 Bedroom/2 Bath	15	950	14,250	$778	$0.82	$11,670
2 Bedroom/2 Bath	24	1,016	24,384	$828	$0.81	$19,872
2 Bedroom/2 Bath	64	1,020	65,280	$819	$0.80	$52,416
2 Bedroom/2 Bath	33	1,035	34,155	$848	$0.82	$27,984

Totals/Averages	564	729	411,129	$696	$0.95	$392,474
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Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 34

HIGHEST AND BEST USE

Definition	Highest and Best Use in appraisal theory is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, 4th Edition, Appraisal Institute, Chicago, Illinois, 2002 as “the reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.”

There are typically two highest and best use scenarios: The highest and best use of the property as improved and the highest and best use of the site as if vacant. In each case, the use must pass four “tests”; it must be physically possible, legally permissible, financially feasible, and maximally productive.

HIGHEST AND BEST USE AS VACANT

Definition	Highest and Best Use As Vacant is defined as “among all reasonable, alternative uses, the use that yields the highest present land value, after payments are made for labor, capital, and coordination. The use of a property based on the assumption that the parcel of land is vacant or can be made vacant by demolishing any improvements.”

Physically Possible	The subject site’s size and shape would allow for most uses. Surrounding land uses include a multi-family residential development. Characteristics of the site should reasonably accommodate any use that is not restricted by the size, configuration or location of the property.

Legally Permissible	The subject property is currently zoned R-3 for residential use. We are unaware of any adverse easements, restrictions or other agreements affecting permitted uses of the subject site. Given prevailing land use patterns in the area, current zoning and land use designations and recognizing the principle of conformity, some form of multifamily residential development reflecting permitted density is most likely.

Financially Feasible	In light of current economic conditions and difficulty in obtaining construction financing, only a limited amount of new construction is occurring in the regional area. Capital constraints will likely limit prospects for wide-spread new construction over the near term horizon. Given current market conditions, the financial feasibility for large-scale development is questionable at this time.

Maximally Productive	Given the above discussion, a holding period of the site as vacant is indicated until market conditions improve to the point financial feasibility is evident. The maximally productive use of the site is future development of a multifamily project to the maximum allowed density.
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Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 35

Conclusion	Based upon the preceding analysis, it is our opinion that the Highest and Best Use of the site, as vacant, is for residential development consistent with surrounding land uses when economic conditions improve and capital becomes available to warrant new development.

HIGHEST AND BEST USE AS IMPROVED

Definition	Highest and Best Use As Improved is defined as “the use that should be made of a property as it exists. An existing property should be renovated or retained as is so long as it continues to contribute to the total market value of the property, or until the return from a new improvement would more than offset the cost of demolishing the existing building and constructing a new one”.

Physically Possible	The subject is currently improved with a garden-style apartment complex. The complex, built in 1977, is 98% occupied and able to collect market-oriented rents in its current condition. The improvements are functional, and have been adequately maintained with on-going repairs made when needed.

Legally Permissible	The subject property is reportedly an allowed and conforming use of the site.

Financially Feasible	The complex is achieving its fair share of the market and is capable of maintaining market rents and market occupancy. Accordingly, the subject improvements contribute a positive return to value.

Maximally Productive	The property’s improvements generate a return to the real estate in excess of that generated by the underlying land. There is no alternative use that would currently justify the removal or alteration of the existing improvements.

Conclusion	Based upon the preceding analysis, it is our opinion that the highest and best use of the site as improved is for the continued multifamily residential use.
COGENT Realty Advisors, LLC

Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 36

VALUATION PROCESS

INTRODUCTION	There are three traditional approaches that can be employed in establishing the market value of the subject property. In practice, an approach to value is included or omitted based on the property type and the quality and quantity of information available in the marketplace. These approaches and their applicability to the valuation of the subject are summarized as follows.

Cost Approach	The application of the cost approach is based on the principle of substitution. This principle may be stated as follows: no one is justified in paying more for a property than the cost to develop a substitute property of equivalent desirability and utility. In the case of a new building, no deficiencies in the building should exist. The Cost Approach is typically only a reliable indicator of value for (a) new properties; (b) special use properties; and (c) where the cost of reproducing the improvements is easily and accurately quantified and there is no external obsolescence. In all instances, the issue of an appropriate entrepreneurial profit — the reward for undertaking the risk of construction - remains a highly subjective factor.

In the case of income-producing real estate with some items of depreciation, the cost of construction plays a minor and relatively insignificant role in determining market value. Investors are generally not buying, selling, or lending with reliance placed on the methodology of the Cost Approach to establish value. The Cost Approach has not been processed for purposes of this valuation assignment.

Income Approach	The Income Capitalization Approach is based on the premise that value is derived by converting anticipated benefits into property value. Anticipated benefits include the present value of the net income and the present value of the net proceeds resulting from the re-sale of the property.

There are two methods of accomplishing this: (1) direct capitalization of a single year’s income by an overall capitalization rate and; (2) the discounted cash flow in which the annual cash is estimated of the property’s productive life or over a reasonable holding (ownership) period.

The subject property has an adequate operations history to determine the income-producing capabilities over the near future. In addition, performance levels of competitive properties serve as an adequate check as to the reasonableness of the subject property’s actual performance. As such, the Income Capitalization Approach is utilized in this appraisal.

Sales Comparison	The Sales Comparison Approach is an estimate of value based upon a process of comparing recent sales of similar properties in the surrounding or competing areas to the subject property. Inherent in and central to this approach is the principle of substitution. This comparative process involves judgment as to the similarity of the subject property and the comparable sales with respect to many value factors such as location, contract rent levels, quality of construction, reputation and prestige, age and condition, and the interest transferred, among others. The value estimated through this approach represents the probable price at which the subject property would
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Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 37

be sold by a willing seller to a willing and knowledgeable buyer as of the date of value.

The reliability of this technique is dependent upon the availability of comparable sales data, the verification of the sales data, the degree of comparability and extent of adjustment necessary for differences, and the absence of atypical conditions affecting the individual sales prices. The volume of sales activity has recently accelerated in response to recent improvement realized in economic conditions. Our research revealed adequate sales activity to form a reasonable estimation of the subject property’s market value via the Sales Comparison Approach.

Reconciliation	The final step in the appraisal process is to reconcile the various value indications into a single final estimate. Each approach is reviewed in order to determine its appropriateness relative to the subject property. The accuracy of the data available and the quantity of evidence are weighted in each approach. The resulting estimate represents the subject property’s market value as defined in the appraisal.

Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 38
INCOME CAPITALIZATION APPROACH

VALUATION	We have employed the Direct Capitalization method to estimate a value for the subject property. Direct Capitalization is defined as “a method used to convert an estimate of a single year’s income expectancy into an indication of value in one direct step, either by dividing the income estimate by an appropriate rate or by multiplying the income estimate by an appropriate factor. Yield and value change are implied, but not identified. The rate at which a stabilized net operating income is converted into value is known as an overall capitalization rate (OAR).” The major tasks involved in this approach to valuing the subject property are:

1. Calculate potential gross income from all sources that a competent owner could legally generate.

2. Estimate and deduct an appropriate vacancy and collection loss factor to arrive at effective gross income.

3. Estimate and deduct operating expenses that would be expected during a stabilized year to arrive at a probable net operating income.

4. Develop an appropriate overall capitalization rate to apply to the net operating income.

5.   Value is estimated by dividing the net operating income by the overall capitalization rate. Any adjustments to account for differences between the current conditions and stabilized conditions are also considered.

REVENUE ANALYSIS
Potential Gross Income	The potential gross income from apartment unit rentals is calculated at $392,474 per month or $4,709,688 for the appraised year based on the conclusion derived in the Market Rent Analysis section.

Loss to Lease	Loss to lease considers a loss in income due to leases in effect, whereby effective rental rates are lower than asking, or market, rental rates. In the case of the subject property, the loss to lease also accounts partially for concessions that are offered in the form of reduced rent.

The operating statements under review indicate an historical loss (gain) to lease ranging from of a loss of approximately 8.6% in 2008 to 2.9% in 2010 of the gross rent potential. Review of the current rent roll indicates that current rents in place are approximately 11% below the recently raised market rents estimated above. As existing leases roll they are assumed to renew at market rent levels and become more in line with the market rent structure. In consideration of the preceding explanation, a 6.5% loss to lease is factored into the valuation pro forma.

Concessions	Although concessions within the subject’s influencing area are available, the concessions are generally focused on specific units for limited periods of time.

Concessions amounted to 1.1% of the gross rent potential in 2008 and 2.3% in 2009 and increased to 1.9% in 2010 as economic and apartment
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Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 39

market conditions began to soften. However the subject is not currently offering concessions.

As concessions have begun to abate in recent months as market conditions are showing signs of improvements. As market fundamentals continue to improve, concessions will continue to abate. Based on the most recent indicators, a concession allowance of 2.0% is appropriate.

Vacancy/Credit Loss	The subject has a stable operating history and has been able to maintain its fair share of market occupancy over the past few years. The subject was 98% occupied on the date of inspection. The property is very competitive in the market as a result of adequate upkeep and ongoing repairs and competes effectively with newer product in the influencing area.

The subject’s current vacancy of 3% is less than the submarket vacancy rate of 5.5%. The subject’s current 98% level of occupancy is aligned with the high end and within the range of occupancy levels reported by competitors in the immediate area. Occupancy levels for the competing properties in the influencing market area are outlined in the following table.
COMPETITIVE OCCUPANCY LEVELS

Name	YOC	Total Units	Occupancy

Remington	1973	119	98%
The Glen	1976	156	98%
Prescott	1977	125	99%
Hampden Heights	1976	376	98%

Averages	1976	194	98%

From 2008 through 2010 the combined vacancy/collection loss allowance at the subject property ranged from about 2.7% in 2008 to 5.7% in 2009 and 3.2% 2010.

Based on the subject’s current occupancy and recent operating history and occupancy levels illustrated by competing properties in the influencing area, a vacancy/collection allowance of 5.0% is estimated. A combined vacancy and collection loss factor of 5.0% is forecasted in the valuation pro forma.

Utility Reimbursements	Included in this category is the revenue received from tenants paying or reimbursing ownership for their share of utilities and services including gas, water, sewer and trash collection. Utility income has ranged from $454 to $638 per unit between 2008 and 2010 and budgeted at $564 per unit for the 2011 budget. Based on the historical and budgeted utility income receipts, we have estimated Utility Income to be $324,300 or $575 per unit.

Other Income	Typically, apartment projects receive additional revenue from sources such as laundry income, vending, application fees, late fees, bad check charges, and deposit forfeitures. Other income receipts at the subject property have ranged from $516 to $637 per unit or 6.3% to 8.3% of the gross potential income over the past few years. Other income is budgeted at $645 per unit
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Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 40

or 8.6% of the gross rent potential for 2011. Other income is projected at $640 per unit or 7.7% for a total of $360,960 for the appraised fiscal year.

OPERATING EXPENSES	In order to estimate expenses for the subject property, we have analyzed the subject’s operating expenses for the year end periods 2008 through 2010 and the operating budget for 2011. Expenses for similar apartment properties in the Denver area were also reviewed and considered. The subject’s operating statements under review have been reconstructed and summarized in the following chart.
RECONSTRUCTED OPERATING STATEMENTS — TAMARAC VILLAGE

No. of Units	564

	2008		2009		2010		Budget
	Actual	Per Unit	Actual	Per Unit	Actual	Per Unit	Actual	Per Unit

INCOME
Gross Rent Potential (Market Rent)	$4,638,962	$8,225	$4,330,722	$7,679	$4,347,171	$7,708	$4,229,744	$7,500
Loss to Lease	$(398,300)	$(706)	$466	$1	$(124,931)	$(222)	$0	$0
Concessions	$(49,376)	$(88)	$(97,533)	$(173)	$(80,486)	$(143)	$0	$0
Vacancy/Credit/Non-revenue Units	$(123,925)	$(220)	$(245,317)	$(435)	$(141,178)	$(250)	$(166,382)	$(295)

Net Rental Income (NRI)	$4,067,361	$7,212	$3,988,338	$7,072	$4,000,576	$7,093	$4,063,362	$7,205
Utility Reimbursement	$359,963	$638	$255,929	$454	$331,481	$588	$318,150	$564
Other Income	$290,986	$516	$294,419	$522	$359,289	$637	$363,802	$645

Total Property Income (EGI)	$4,718,310	$8,366	$4,538,686	$8,047	$4,691,346	$8,318	$4,745,314	$8,414

EXPENSES
Payroll	$622,236	$1,103	$667,553	$1,184	$609,276	$1,080	$587,976	$1,043
Utilities	$441,248	$782	$412,977	$732	$412,679	$732	$452,627	$803
Maintenance & Repairs	$480,683	$852	$442,592	$785	$411,901	$730	$421,984	$748
Marketing	$76,801	$136	$84,035	$149	$77,950	$138	$84,322	$150
Administration/Office	$148,759	$264	$159,083	$282	$187,126	$332	$238,251	$422
Real Estate Taxes	$189,459	$336	$203,005	$360	$169,240	$300	$184,569	$327
Insurance	$130,385	$231	$138,105	$245	$117,986	$209	$110,683	$196
Management Fee	$232,852	$413	$226,878	$402	$231,904	$411	$237,266	$421
Reserves	$21,478	$38	$11,159	$20	$27,431	$49	$12,000	$21

TOTAL EXPENSES	$2,343,901	$4,156	$2,345,387	$4,158	$2,245,493	$3,981	$2,329,678	$4,131

NET OPERATING INCOME	$2,374,409	$4,210	$2,193,299	$3,889	$2,445,853	$4,337	$2,415,636	$4,283

Overview	All of the expenses have fluctuated during the past couple of years. In general, expenses are consistent with market data and reflect stabilized operations. No major changes in operations are expected or appear to be required. Expenses are expected to grow at the average annual inflation rate. Each of the expense items is discussed separately below.

Payroll	This expense includes payroll and benefits for the property manager, leasing agent(s), housekeeping, and maintenance personnel. The payroll expense at the subject property has ranged from $1,080 to $1,184 per unit over the past few years and budgeted at $1,043 per unit in 2011. Based on the subject’s historical expenditures and market data, a salary and benefits expense of $592,200, or $1,050 per unit, is forecast for the appraised fiscal year.

Utilities	This expense line item includes charges for common area and vacant unit electricity, gas, water/sewer and trash collection. Utility charges or tenant reimbursements were accounted for in the revenue analysis. The utility expenses at the subject property have ranged from $732 to $782 per unit between 2008 and 2010 and budgeted at $803 per unit for 2011. An amount of $735 per unit is projected and equates to $414,540 for the appraised fiscal year.
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Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 41

Repairs & Maintenance	This expense line item includes charges for general maintenance and repairs, contract services, landscaping and make-ready/turnover. The property appears adequately maintained with no noticeable items of deferred maintenance observed during the walk-thru. The average expense level appears reasonable based on historical figures.

The maintenance and repair expense at the subject property has ranged from $730 to $852 per unit over the past few years and budgeted at $748 per unit for 2011. The repair/maintenance expense is estimated at $423,000, or $750 per unit. We include a separate Reserves category in the projection.

Marketing	This expense includes advertising, the cost of resident and locator referrals, internal leasing commissions, brochures, newsletters and resident activities. The historical marketing charges at the subject property range from $136 to $149 per unit and budgeted at $150 per unit for 2011. Based on historical expenditures and market data, marketing expenses are projected at $140 per unit, or $78,960.

Administration/Office	This category includes administrative charges and costs associated with the running of the management/leasing office including telephone service, office supplies, equipment rental, computers, etc. The administrative expenses at the subject property have ranged from $264 to $332 per unit and budgeted at $422 per unit for 2011. An amount of $330 per unit, or $186,120 is processed for the appraised fiscal year.

Real Estate Taxes	Real estate taxes are processed as discussed within the Real Estate Assessment and Tax Analysis section of this appraisal. The real estate tax projection is $164,319.

Insurance	Insurance includes fire, liability, theft, and boiler, exclusive of the premiums paid to employee benefit plans. The historical insurance expenses at the subject property range from $209 to $245 per unit in a downward trend. The budgeted amount for 2011 equates to $196 per unit. Insurance expenses are projected at $200 per unit or $112,300.

Management Fee	In the local market management services are typically a function of the revenues produced by the property, usually between 2.0% and 5.0% of collections. In consideration of the market standards and competitive nature of third-party management contracts at this time, we have processed a market-oriented management fee of 3.0% of the effective gross income.

Reserves	Prudent management budgets a certain amount each year in a sinking fund to replace short-lived items, including kitchen appliances and cabinets, bathroom fixtures and tiling, flooring repairs, HVAC replacement and common elements such as the roof, exterior wood and parking areas. Reserves for replacement, while typically not found in submitted operating statements, are necessary in estimating a realistic operating budget so as to maintain the habitability of the apartments.
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Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 42

Reserves for replacement for a property of this vintage typically range from $200 to $350 per unit. In order to remain competitive, a reserve allowance of $300 per unit is forecast. This amounts to $169,200.

Total Expenses	On a stabilized basis, the subject’s projected expenses including reserves are projected at $2,283,913, or $4,049 per unit. The indicated operating expense ratio is 48.0% when including reserves and 44.4% without reserves. These expenses are reasonable based on similar properties in the region as reported by the IREM expense survey, our review of actual operating statistics for similar properties in the metro Denver area and discussions with local apartment brokers and managers. The total expenses estimated for the subject are market oriented and reasonable.

VALUATION PRO FORMA	The following valuation pro forma summarizes the stabilized income and expenses described above for the appraised fiscal year.
VALUATION PRO FORMA

	Total	Per Unit	Percent

INCOME			% of GPI

Gross Rent Potential (Market Rent)	$4,709,688	$8,351	100.0%
Loss to Lease	$(306,130)	$(543)	-6.5%
Concessions	$(94,194)	$(167)	-2.0%
Vacancy/Credit/Non-revenue Units	$(235,484)	$(418)	-5.0%

Net Rental Income (NRI)	$4,073,880	$7,223	86.5%
Utility Reimbursement	$324,300	$575	6.9%
Other Income	$360,960	$640	7.7%

Total Property Income (EGI)	$4,759,140	$8,438	101.0%

EXPENSES			% of EGI

Payroll	$592,200	$1,050	12.4%
Utilities	$414,540	$735	8.7%
Maintenance & Repairs	$423,000	$750	8.9%
Marketing	$78,960	$140	1.7%
Administration/Office	$186,120	$330	3.9%
Real Estate Taxes	$164,319	$291	3.4%
Insurance	$112,800	$200	2.4%
Management Fee	$142,774	$253	3.0%
Reserves	$169,200	$300	3.6%

TOTAL EXPENSES	$2,283,913	$4,049	48.0%

NET OPERATING INCOME	$2,475,227	$4,389	52.0%

CAPITALIZATION RATE ANALYSIS
Overall Capitalization Rate	This appraisal will consider the following techniques; (a) derivation from comparable sales and (b) investor surveys.

Derivation from Sales	Recent comparable sales utilized in the Sales Comparison Approach following this section indicate a range of overall capitalization rates of 6.0% to 6.7% with an average and median of 6.3%. The capitalization rates from these sales are summarized in the following table.
SUMMARY OF MARKET-DERIVED CAPITALIZATION RATES

		Broadstone at
Property Name	Summit View Village	the Ranch	Stone Creek Apartments	Apple Creek	Heritage
Date of Sale	1/12/2011	11/8/2010	12/7/2010	12/22/2010	1/12/2011
Year Built	1974	1984	1985	1987	1971
Cap Rate	6.0%	6.3%	6.7%	6.8%	6.0%
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Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 43

The sales transactions are relatively recent and represent the sale of garden-style apartments like the subject property and situated in similar alternative locations in the metropolitan Denver area. The sale properties were built between 1971 and 1987. The subject property was constructed in 1977, is well-maintained and effectively competes with B Class properties within the local market.

Capitalization rates in the local and national markets have trended downward over the past few quarters. Based on the indicators exhibited by recent transactions, a rate in the range of approximately 6.0% to 7.0% would be considered reasonable for the subject property.

Investor Surveys	According to the PricewaterhouseCoopers Korpacz Real Estate Investor Survey, 4th Quarter 2010 rates for apartments reported by survey participants active in the market presently range as shown.
NATIONAL APARTMENT MARKET SURVEY

Internal Rate of Return	5.50% - 14.00%	Range
	8.91%%	Average
Overall Capitalization Rate	4.25% - 10.00%	Range
	6.51%	Average
Terminal Capitalization Rate	5.00% - 9.75%	Range
	7.03%	Average

Source: Korpacz Real Estate Investor Survey, 4th Quarter 2010

As indicated below, overall rates began to increase beginning Third Quarter 2008 and continued to increase through the Fourth Quarter 2009. The first and second quarters of 2010 saw a moderate decline in overall capitalizations rates with more pronounced declines in the third and fourth quarters. This follows general trends in the overall economy that began to deteriorate in approximately the middle of 2008, stabilize in late 2009/early 2010 and improve thereafter. The recent upturn in apartment market fundamentals and investor confidence has resulted in a growing number of transactions and reduction in overall capitalization rates within the past few quarters.
OVERALL CAPITALIZATION RATE TRENDS

Quarter	Average	Basis Point Change
4Q10	6.51%	-61
3Q10	7.12%	-56
2Q10	7.68%	-17
1Q10	7.85%	-18
4Q09	8.03%	19
3Q09	7.84%	35
2Q09	7.49%	61
1Q09	6.88%	75
4Q08	6.13%	27
3Q08	5.86%	11
2Q08	5.75%	-4
1Q08	5.79%	4
4Q07	5.75%	-1
3Q07	5.76%	-4
2Q07	5.80%	-9
1Q07	5.89%	-8

Source: Korpacz Real Estate Investor Survey
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Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 44

Conclusion of OAR	The subject is an average quality apartment complex situated in an established residential neighborhood with good access. The property maintains a good location and is proximate to employment centers, shopping and neighborhood support facilities. The subject has unit sizes that reflect market parameters and an amenity package that is typical of the properties in the competitive market. The subject was 98% occupied as of February 23, 2011 according to the submitted rent roll.

An OAR ranging from approximately 6.0% to 7.0% was suggested from a review of recent sales data ascertained from the local market. The Korpacz investor survey indicates that the average rate for garden apartments in the national market is approximately 6.5%. In consideration of the preceding data, with primary emphasis placed on the rates extracted from sales data in the local market, a capitalization rate in the range of approximately 6.0% to 6.5% or 6.25% is concluded.

VALUE BY DIRECT CAPITALIZATION
Stabilized Cash Flow	The stabilized cash flow is based on the previous income and expense discussion. The net operating income is estimated at $2,475,227 for the appraised fiscal year.

Valuation	Value is calculated by dividing the stabilized net operating income (including an allowance for Reserves) by the concluded overall capitalization rate. Thus market value is calculated as follows:

Net Operating Income		OAR		Indicated Value

$2,475,227	÷	6.25%	=	$39,603,632

Rounded				$39,600,000

Conclusion	The Market Value of the Fee Simple Interest in the subject property, free and clear of financing, by the Direct Capitalization method of the Income Capitalization Approach, as of February 23, 2011, is rounded to:
THIRTY-NINE MILLION SIX HUNDRED THOUSAND DOLLARS
($39, 600,000)
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Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 45
SALES COMPARISON APPROACH

VALUATION METHODOLOGY	The basic steps in processing the sales comparison approach are outlined as follows:

1. Research the market for recent sales transactions, listings, and offers to purchase or sell properties similar to the subject property.

2. Select a relevant unit of comparison and develop a comparative analysis.

3. Compare comparable sale properties with the subject property using the elements of comparison and adjust the price of each comparable to the subject property.

4. Reconcile the various value indications produced by the analysis of the comparables.

REGIONAL SALES MARKET	The local market has been active in terms of investment sales of similar properties. Adequate sales exist to formulate a defensible value for the subject property via sales comparison.

PRESENTATION OF COMPARABLE SALES	To estimate the property value by the sales comparison approach, we analyzed sales from the influencing market that are most similar to the subject property in terms of age, size, tenant profile and location. The sales are compared on a price-per-unit basis, as this is a common method of comparison for such properties.

The comparable sales summarized in the chart below and plotted on the following map, range in price from $68,630 to $84,961 per unit. While these unit prices implicitly contain both the physical and economic factors affecting real estate, these statistics do not explicitly convey many of the details surrounding a specific property. Thus, this single index to the valuation of the subject property has some limitations.
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Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 46
PRESENTATION OF COMPARABLE SALES DATA

	1	2	3	4	5
Name	Summit View Village	Broadstone at the Ranch	Stone Creek Apartments	Apple Creek	Heritage
Location	17600 West 14th Street	2890 West 116th Place	1225 West Prospect	9750 West 59th Avenue	10400 62nd Place
	Golden, CO 80401	Westminster, CO 80234	Fort Collins, CO 80526	Arvada, CO 80004	Arvada, CO 80004
Grantor	Skyline Property	Foothills Apartments LP	Stone Creek Apartments LLC	Foothills Apartments LP	Heritage Apartments LLC IV
Grantee	Summit View Property Management	Pc Foothills LLC	Landmark	PC Foothill LLX	Heritage Apartments LLC
Sales Price	$23,260,000	$21,750,000	$12,950,000	$15,030,000	$8,500,000
Sale Date	1/12/2011	11/8/2010	12/7/2010	12/22/2010	1/12/2011
Year Built	1974	1984	1985	1987	1971
No. of Units	285	256	167	219	122
Net Rentable Area (SF)	260,190	236,864	201,012	145,556	113,766
Avg. Unit Size (SF)	913	925	1,204	665	933
Occupancy	94%	95%	95%	97%	95%
Price/SF	$89.40	$91.82	$64.42	$103.26	$74.71
Price/Unit	$81,614	$84,961	$77,545	$68,630	$69,672
Net Income	$1,395,600	$1,370,250	$867,650	$1,022,040	$510,000
NOI/SF	$5.36	$5.78	$4.32	$7.02	$4.48
NOI/Unit	$4,897	$5,353	$5,196	$4,667	$4,180
Cap Rate (OAR)	6.0%	6.3%	6.7%	6.8%	6.0%
EGIM	8.7	8.0	6.6	8.4	6.9
Expense Ratio (OER)	52%	36%	55%	52%	59%
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Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 47
COMPARABLE SALES MAP
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ANALYSIS OF SALES	The comparables are examined by considering the following adjustment factors.

Ownership Interest	No adjustments are necessary, since all of the sales reflect a 100% transfer of ownership interest.

Financing Terms	The comparable sales were either all cash transactions or were financed by primary lenders at market-oriented rates. Considerate of such, no adjustments for any unusual or atypical financing is required.

Conditions of Sale	Adjustments for conditions of sale usually reflect the motivations of the buyer and the seller. We are not aware of any atypical circumstances regarding any of the comparable sales. Personal property is included as all facilities have similar unit appliance requirements and miscellaneous office and common area FF&E.

Expenditures Made Immediately After Sale
Any required major capital costs incurred by the buyer immediately after the sale is appropriately added to the purchase price. None of the sales required any specific sale price adjustment other than what is included in general comparisons based on condition.

Market Conditions (Time)	Comparable sales that occurred under different market conditions than those applicable to the subject property as of the effective date of appraisal require adjustment for any differences that affect their values. The sales occurred between November 2010 and January 2011. All of the sale represent very recent sales and do not warrant adjustment for market conditions.

Location	The sales are situated in alternative locations throughout the Denver area and rated to be slightly inferior in comparison to the subject’s location within the south-central sector of Denver that is very proximate to major employment centers and regional transportation routes. The comparable sale properties are adjusted upward accordingly for location.

Physical Characteristics	Physical differences include differences in building size, quality of construction, building materials, age, condition, functional utility and appearance. All of the comparable properties are garden-style apartment complexes like the subject. Some of the sale properties represent newer construction however the subject property has been adequately marketed and competes effectively within the market. Appropriate adjustments were made to each of the sale properties to account for their respective age and overall condition at the time of sale in comparison to the subject property.

Average Unit Size	The subject has an average unit size of 729 square feet. Properties with larger average unit sizes tend to trade at higher prices, all other factors being equal. Conversely, properties with smaller average unit sizes tend to trade at a lower price per unit. The average unit size of each comparable property is compared to the subject and applicable adjustments are applied when warranted.
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Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 49

Amenities	The subject offers an amenity package that is typical for B Class, suburban garden-style apartment projects. No adjustments were warranted to the comparables.

Economic Characteristics	Economic characteristics include all the attributes of a property that affect its income. All of the sales were operating at stabilized income levels. No adjustments were warranted.

Summary of Adjustments	The preceding adjustments are summarized in the chart on the following page.
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Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 50
SUMMARY OF ADJUSTMENTS

	1	2	3	4	5
Name	Summit View Village	Broadstone at the Ranch	Stone Creek Apartments	Apple Creek	Heritage
Address	17600 West 14th Street	2890 West 116th Place	1225 West Prospect	9750 West 59th Avenue	10400 62nd Place
	Golden, CO 80401	Westminster, CO 80234	Fort Collins, CO 80526	Arvada, CO 80004	Arvada, CO 80004
Sale Date	1/12/2011	11/8/2010	12/7/2010	12/22/2010	1/12/2011

Price per Unit	$81,614	$84,961	$77,545	$68,630	$69,672

ADJUSTMENTS
Financing Adjustment	$0	$0	$0	$0	$0

Adjusted for Financing per Unit	$81,614	$84,961	$77,545	$68,630	$69,672
Conditions of Sale Adjustment	$0	$0	$0	$0	$0

Adjusted for Special Conditions	$81,614	$84,961	$77,545	$68,630	$69,672
Time	0.0%	0.0%	0.0%	7.0%	10.0%

Time Adjusted Price per Unit	$81,614	$84,961	$77,545	$73,434	$76,639

Location	5%	5%	10%	5%	5%
Age/Condition/Quality	0%	-5%	0%	-10%	0%
Average Unit Size	-15%	-15%	-25%	5%	-15%
Amenities	0%	0%	0%	0%	0%
Economics	0%	0%	0%	0%	0%

Total Adjustments (%)	-10%	-15%	-15%	0%	-10%

Adjusted Price per Unit	$73,453	$72,217	$65,913	$73,434	$68,975
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Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 51

VALUE CONCLUSION	After analysis and adjustments, a value range of $65,913 to $73,453 per unit is indicated. The mean and median adjusted prices are $70,798 and $72,217.

A value of approximately $70,000 per unit is deemed reasonable. The final value of the property via the Sales Comparison Approach is based on $70,000 per unit as follows.

Number of Units		Price per Unit		Indicated Value

564	x	$70,000	=	$39,480,000

Applying the value concluded above to the Net Operating Income and Effective Gross Income derived for the property within the Capitalization Approach section, results in an indicated OAR (capitalization rate) of 6.3% and EGIM of approximately 8.3. Both of these indicators are well within the range exhibited by the sales transactions (with OARS ranging from 6.0% to 6.8% and EGIMs ranging from 6.9 to 8.7). These indicators suggest that the value concluded for the property via comparative analysis is reasonable based on the subject property’s income-producing characteristics.

Accordingly, the Market Value of the Fee Simple Interest in the subject property as of February 23, 2011, free and clear of financing, via the Sales Comparison Approach, is rounded to:
THIRTY-NINE MILLION FIVE HUNDRED THOUSAND DOLLARS
($39,500,000)
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Tamarac Village Apartments	March 16, 2011
Denver, Colorado	Page 52
RECONCILIATION AND FINAL ESTIMATE OF VALUE

Review	The purpose of this appraisal is to provide an estimate of the market value of the Fee Simple interest in the subject property, free and clear of financing. The date of value is February 23, 2011. The indicated market value estimates for the real property interest appraised are:

Cost Approach	N/A
Income Capitalization Approach	$39,600,000
Sales Comparison Approach	$39,500,000

Cost Approach	The cost approach value estimate relies on the cost to produce a like structure. The cost approach is not usually considered a reliable value indicator due to the fact that investors in the market area place minimal reliance on this approach because of the age of the property. The cost approach was not considered meaningful in the valuation of the subject property and was not included in the appraisal process.

Income Approach	The Income Capitalization Approach was processed. The subject is an income-producing property, and this approach provides good evidence of market value. As the subject represents a stabilized occupancy, the Direct Capitalization method was employed. Based on the applicable analytical methods of the most likely investors in an asset of this type, this approach was given greatest consideration in the final conclusion of market value.

Sales Approach	This approach provides an estimate of value based upon the recent activities of buyers and sellers in the marketplace. This approach is generally considered to be reliable in active markets where the motivations of buyers and sellers are known and the operating characteristics of the properties being transferred are available for scrutiny. Although sales volume is down significantly from historical levels, investor interest and sales activity has recently begun to improve. Our market research revealed several sales of properties that are considered relatively comparable to the subject property. The value conclusion derived via this approach, although based no trialing economic indicators, is generally supportive of the value concluded via the Income Approach.

Conclusions	Based upon the data, analyses and conclusions contained within this appraisal report with primary emphasis placed on the value derived within the Income Capitalization Approach, the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing, as of February 23, 2011 is:
THIRTY-NINE MILLION SIX HUNDRED THOUSAND DOLLARS
($39,600,000)
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ADDENDA
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ADDITIONAL SUBJECT PROPERTY PHOTOGRAPHS
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SUBJECT PROPERTY PHOTOGRAPHS
View of main entrance off S. Tamarac Drive
View of property from corner of S. Tamarac and E. Girard
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SUBJECT PROPERTY PHOTOGRAPHS
View of typical building elevation
Typical building and parking area
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SUBJECT PROPERTY PHOTOGRAPHS
Typical entry to building vestibule
Interior corridor
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SUBJECT PROPERTY PHOTOGRAPHS

Interior drive and parking area

Interior courtyard and pool area
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SUBJECT PROPERTY PHOTOGRAPHS

Typical unit entry

Typical unit entry
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SUBJECT PROPERTY PHOTOGRAPHS

Interior view of typical unit

Interior view of typical kitchen
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SUBJECT PROPERTY PHOTOGRAPHS

Interior view of clubroom

Racquetball court
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FLOOR PLANS
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The Mica
Studio
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The Obsidian
1 Bedroom / 1 Bath
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The Agate
1 Bedroom / 1 Bath
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The Granite
1 Bedroom / 1 Bath
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The Slate
1 Bedroom / 1 Bath
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The Limestone
1 Bedroom / 1 Bath
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The Basalt
2 Bedroom / 2 Bath
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The Soapstone
2 Bedroom / 2 Bath
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The Sandstone
2 Bedroom / 2 Bath
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The Quartz
2 Bedroom / 2 Bath
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The Shale
2 Bedroom / 2 Bath
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IMPROVED SALES PHOTOGRAPHS
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COMPARABLE SALES PHOTOS

Sale No. 1 — Summit View Village

Sale No. 2 — Broadstone at the Ranch
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Sale No. 3 — Stone Creek

Sale No. 4 — Apple Creek
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Sale No. 5 — Heritage
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APPRAISER QUALIFICATIONS
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STEVEN J. GOLDBERG, MAI, CCIM
MANAGING PARTNER
STEVEN J. GOLDBERG is the Managing Partner of Cogent Realty Advisors LLC, a firm specializing in commercial real estate valuation, consultation and due diligence. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development.
Mr. Goldberg has over 25 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Immediately prior to forming Cogent Realty Advisors, Mr. Goldberg was an Executive Vice President of a national valuation and consulting firm and managed the Southwest regional office. Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas and Arizona. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.
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